 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* POPE, C. LARRY (Last) (First) (Middle) C/O 200 COMMERCE STREET (Street) SMITHFIELD, VA 23430 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SMITHFIELD FOODS, INC. SFD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/29/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, Par Value $.50	11/26/2001		S		1,000	D	$24.34	1,000	I	BY SON (A)
Common Stock, Par Value $.50	01/29/2003		M		40,000	A	$5.76	200,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$5.76	01/29/2003		M			40,000	10/04/1998	10/04/2003	Common Stock	40,000		$100,000	D
Explanation of Responses:

(A) Shares owned by the reporting person's son. The reporting person disclaims beneficial ownership of such shares.

POWER OF ATTORNEY:
Know all men by these presents, that the undersigned hereby constitutes and appoints Michael H. Cole and Darcy Geronimi, or either of them, with full power to each of them to act alone, as the undersigned's true and lawful attorney-in-fact and agent, to execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Smithfield Foods, Inc., a Virginia corporation (the "Company") any and all forms 3,4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder; to do and perform any and all acts for and on behalf of the undersigned that may be necesary or desirable to complete and execute any such Form 3,4 or 5, to complete and execute any amendment or amendments thereto, and to timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and to take any other action of any type whatsoever in conection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms as such attorney-in fact may approve in such attorney-in-fact's discretion. The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing necessary to be done in order to effectuate the same. This power of attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 or 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company,unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. The undersigned acknowledges that neither the Company nor any of these attorneys is assuming, nor shall ay of them be responsible for, the undersigned's obligation to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: 09/17/2002          By: C.Larry Pope

By:	Date:
/s/ C. Larry Pope, by Michael H. Cole as Attorney-in-Fact	01/30/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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